Schedule A

to the

Sub-Advisory Agreement

by and between

Exchange Traded Concepts, LLC

and

Vident Investment Advisory, LLC

Sub-Advisory Fee. Pursuant to Section 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate based on a percentage of the average daily net assets of each Fund as follows:

Fund	Rate	Effective Date
The WEAR ETF	The greater of 4 bps or $15,000 annual minimum	December 1, 2016
ProSports Sponsors ETF	The greater of 6 bps or $25,000 annual minimum	July 6, 2017
InsightShares LGBT Employment Equality ETF	The greater of 5 bps or $25,000 annual minimum	January 8, 2018
InsightShares Patriotic Employers ETF	The greater of 5 bps or $25,000 annual minimum	January 17, 2018
REX BKCM ETF	The greater of 5 bps or $25,000 annual minimum	May 3, 2018

Agreed and Accepted:

ADVISER:		SUB-ADVISER:

Exchange Traded Concepts, LLC		Vident Investment Advisory, LLC

By:		By:

Name:	J. Garrett Stevens	Name:	Denise Krisko

Title:	Chief Executive Officer	Title:	President